UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
___________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
___________________

JUMIA TECHNOLOGIES AG
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

48138M105**
(CUSIP Number)

APRIL 15, 2019
(Date of Event Which Requires Filing of this Statement)
___________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48138M105	Schedule 13G	Page 1 of 6 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AXA Africa Holding S.A.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,005,054

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
9,005,054

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,005,054

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 48138M105	Schedule 13G	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AXA S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,005,054(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
9,005,054(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,005,054

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of 9,005,054 Ordinary Shares fully subscribed by AXA Africa Holding S.A.S.

CUSIP No. 48138M105	Schedule 13G	Page 3 of 6 Pages

ITEM 1(A). Name of Issuer.

The name of the issuer is Jumia Technologies AG (the "Company").

ITEM 1(B). Address of Issuer's Principal Executive Offices.

The Company's principal executive offices are located at Charlottenstraße 4, 10969 Berlin, Federal Republic of Germany.

ITEM 2(A). Name of Person Filing.

This Schedule 13G is being filed by AXA Africa Holding S.A.S. and AXA S.A.

The foregoing persons are hereinafter referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

ITEM 2(B). Address of Principal Business Office or, if None, Residence.

AXA Africa Holding S.A.S.: 23 avenue Matignon, 75008 Paris, France.

AXA S.A.: 25 avenue Matignon, 75008 Paris, France.

ITEM 2(C). Citizenship.

AXA Africa Holding S.A.S.: France.

AXA S.A.: France.

ITEM 2(D). Title of Class of Securities.

Ordinary shares (the “Ordinary Shares”).

ITEM 2(E). CUSIP Number.

48138M105

ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d- 2(b) or (c):

Not applicable.

ITEM 4. Ownership.

The percentages used herein and in the rest of Item 4 are calculated based upon 156,816,494 Ordinary Shares of the Company issued and outstanding after the Company’s initial public offering, concurrent private placement, issuance of anti-dilution shares and the full exercise of the underwriters’ option to purchase additional American Depositary Shares representing the Ordinary Shares, as reflected in the Company's Form 424B4 dated April 11, 2019 and filed with the Securities and Exchange Commission on April 15, 2019.

AXA Africa Holding S.A.S.is a wholly owned subsidiary of AXA S.A. On the basis of this relationship, AXA S.A. may be deemed to share beneficial ownership of the Ordinary Shares of the Company held by AXA Africa Holding S.A.S.

(a)           Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)           Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)           (i) Sole power to vote or direct the vote: See the response(s) to Item 5 on the attached cover page(s).

CUSIP No. 48138M105	Schedule 13G	Page 4 of 6 Pages

(ii)           Shared power to vote or direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)          Sole power to dispose or direct the disposition: See the response(s) to Item 7 on the attached cover page(s).

(iv)          Shared power to dispose or direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

ITEM 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

See the response(s) to Item 4.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

Not applicable.

CUSIP No. 48138M105	Schedule 13G	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2019

AXA Africa Holding S.A.S.

By:	/s/ Hassan El Shabrawishi
Name: Hassan El Shabrawishi
Title: President
AXA AFRICA HOLDING S.A.S.

AXA S.A.

By:	/s/ Thomas Buberl
Name: Thomas Buberl
Title: CEO
AXA S.A.

CUSIP No. 48138M105	Schedule 13G	Page 6 of 6 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on the Schedule 13G dated April 22, 2019 (the “Schedule 13G”), with respect to the Ordinary Shares of Jumia Technologies AG is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this joint filing agreement (this “Agreement”) shall be included as an Exhibit to the Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 22, 2019.

AXA Africa Holding S.A.S.

By:	/s/ Hassan El Shabrawishi
Name: Hassan El Shabrawishi
Title: President
AXA AFRICA HOLDING S.A.S.

AXA S.A.

By:	/s/ Thomas Buberl
Name: Thomas Buberl
Title: CEO
AXA S.A.